Exhibit 99.168

DeFi Technologies Announces Addition to The Melanion Bitcoin Exposure Index

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Melanion Capital, an independent investment management company based in Paris, and Bita GmbH, one of the world's most technologically advanced index platforms, launched the Melanion Bitcoin Exposure Index in April of 2021.

•	The Index tracks a beta-weighted equities basket exhibiting the highest correlation and revenue exposure to Bitcoin.

TORONTO, Jan. 24, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, announced today that it has been added to The Melanion Bitcoin Exposure Index (the "Index"). This unique index, sponsored by Melanion Capital and administered by Bita GmbH ("BITA"), marks the first milestone in the development of an innovative Digital Asset business for Melanion Capital.

Melanion Capital, an independent investment management company based in Paris, and BITA, one of the world's most technologically advanced index platforms, launched the Melanion Bitcoin Exposure Index in April of 2021.

The Index is the first of its kind due to its unique methodology based on beta weighting which bridges the volatility gap between equities and Bitcoin. It tracks a beta-weighted equities basket exhibiting the highest correlation and revenue exposure to Bitcoin.

"DeFi Technologies' addition to the Melanion Bitcoin Exposure Index is a tremendous honour. This accomplishment reflects the fact that other innovative companies in the digital asset space are taking notice of our world class exchange traded products," said Russell Starr, CEO of DeFi Technologies. "Melanion Capital is a premiere name in the digital asset space and we are happy to help provide yet another avenue for investors to access decentralized technologies through traditional capital markets."

"DeFi Technologies Inc., deriving most of its revenues from crypto asset management and trading has fulfilled all the eligibility criteria to be included in our Melanion Bitcoin Exposure index universe," said a representative from Melanion Capital. "From this eligible group of companies, companies are then ranked according to their correlation to Bitcoin and being ranked amongst the top 30 highest correlated securities to bitcoin measured by their beta score. We are pleased to welcome DeFi Technologies to our Index."

Learn more about DeFi Technologies at defi.tech.

About Melanion Capital
Melanion Capital is an alternative investment management company specialized in digital assets. Regulated by the French Authorities des Marchés Financiers. Melanion is the issuer of the first Bitcoin thematic UCITS ETF. Melanion is also the founder of Melanion Digital, a Bitcoin focused company giving its shareholders an active exposure across the Bitcoin ecosystem and beyond. For more information visit https://www.melanion.com

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralised finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward- looking information includes, but is not limited to, statements with respect to the inclusion of DeFi Technologies into the Index; the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and adoption of the Index; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to DeFi Technologies and Melanion Capital was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other parties for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by Melanion Capital and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: please contact: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407- 491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 24-JAN-22